UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

China Biologic Products, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

16938C106

(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place, Central

Hong Kong

+ (852) 3972 4955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938C106

1.	Names of reporting persons. WP X Biologics LLC
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,112,920 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,112,920 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,112,920 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.7% (See Item 5)
14.	Type of reporting person (see instructions) OO

CUSIP No. 16938C106

1.	Names of reporting persons. Warburg Pincus Private Equity X, L.P.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,960,496 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,960,496 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,960,496 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.9% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106

1.	Names of reporting persons. Warburg Pincus X Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 126,704 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 126,704 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 126,704 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106

1.	Names of reporting persons. Warburg Pincus X, L.P.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106

1.	Names of reporting persons. Warburg Pincus X GP L.P.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106

1.	Names of reporting persons. WPP GP LLC
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) OO

CUSIP No. 16938C106

1.	Names of reporting persons. Warburg Pincus Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106

1.	Names of reporting persons. Warburg Pincus Partners GP LLC
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) OO

CUSIP No. 16938C106

1.	Names of reporting persons. Warburg Pincus & Co.
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) PN

CUSIP No. 16938C106

1.	Names of reporting persons. Warburg Pincus LLC
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) OO

CUSIP No. 16938C106

1.	Names of reporting persons. Charles R. Kaye
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) IN

CUSIP No. 16938C106

1.	Names of reporting persons. Joseph P. Landy
2.	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,087,200 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,087,200 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 4,087,200 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.4% (See Item 5)
14.	Type of reporting person (see instructions) IN

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 16”) amends and supplements the Schedule 13D filed on November 24, 2010 (the “Original Schedule 13D”, as amended and supplemented by the Schedule 13D/A filed on December 13, 2010, the Schedule 13D/A filed on December 17, 2010, the Schedule 13D/A filed on March 3, 2011, the Schedule 13D/A filed on May 26, 2011, the Schedule 13D/A filed on May 31, 2011, the Schedule 13D/A filed on December 13, 2011, the Schedule 13D/A filed on December 19, 2011, the Schedule 13D/A filed on June 5, 2012, the Schedule 13D/A filed on May 1, 2013, the Schedule 13D/A filed on May 15, 2013, the Schedule 13D/A filed on March 4, 2014, the Schedule 13D/A filed on June 11, 2015, the Schedule 13D/A filed on June 16, 2015, the Schedule 13D/A filed on March 3, 2016 and the Schedule 13D/A filed on March 8, 2016, together with this Amendment No. 16, the “Schedule 13D”), and is being filed on behalf of WP X Biologics LLC, a Delaware limited liability company (“WP X B”), Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), and holder of 96.9% of the equity interest in WP X B, Warburg Pincus X Partners, L.P., a Delaware limited partnership and holder of 3.1% of the equity interest in WP X B (“WPP X”, and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), and the general partner of each of the Funds, Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”), and the general partner of WP X LP, WPP GP LLC, a Delaware limited liability company (“WPP GP”), and the general partner of WP X GP, Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), and the managing member of WPP GP, Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), and the general partner of WP Partners, Warburg Pincus & Co., a New York limited liability company (“WP”), and the managing member of WPP GP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”), that manages each of the Funds, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-Chief Executive Officer and Managing Member of WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person” and collectively, the “Warburg Pincus Reporting Persons”). Messrs. Kaye and Landy may be deemed to control the Funds and WP X B, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC. This Amendment No. 16 relates to the common stock, $0.0001 par value per share (the “Shares”), of China Biologic Products, Inc., a Delaware corporation (the “Company”).

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D, as amended.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

Follow-on Offering (June 2016)

Each of WP X B and the Funds, as selling stockholders, entered into that certain underwriting agreement dated June 2, 2016 (the “June 2016 Underwriting Agreement”) by and among the Company, WP X B, the Funds and Morgan Stanley & Co. International plc, as the sole underwriter named in the June 2016 Underwriting Agreement (the “Underwriter”). Pursuant to the June 2016 Underwriting Agreement, WP X B and the Funds agreed to sell to the Underwriter, and the Underwriter agreed to purchase from WP X B and the Funds, subject to the terms and conditions set forth therein, an aggregate of 2,775,000 Shares at a price of $111.00 per Share, in an underwritten public offering pursuant to the Company’s Registration Statement on Form S-3 (Registration No. 333-204761) and the prospectus supplement and the related prospectus that will be filed with the U.S. Securities and Exchange Commission (“SEC”) prior to the closing of the offering (the “June 2016 Offering”). The June 2016 Offering is expected to close on June 8, 2016.

The foregoing description of the June 2016 Underwriting Agreement is qualified in its entirety by reference to the June 2016 Underwriting Agreement attached hereto as Exhibit 20.

Item 5.	Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentages used herein are calculated based upon 26,590,974 Shares outstanding as of May 4, 2016, as reported in the Company’s Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 4, 2016.

WP X B is the direct owner of 3,112,920 Shares representing approximately 11.7% of the outstanding Shares of the Company. As WP X B is owned 96.9% by WP X and 3.1% by WPP X, therefore, WP X is deemed to beneficially own 3,960,496 Shares representing 14.9% of the outstanding Shares, including 944,077 Shares that it directly holds, and WPP X is deemed to beneficially own 126,704 Shares representing 0.5% of the outstanding Shares, including 30,203 Shares that it directly holds.

(b) WP X B is deemed to (i) share voting power and disposition power over 3,016,419 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X) and (ii) share voting power and disposition power over 96,501 Shares with each of the Warburg Pincus Reporting Persons (other than WP X). WP X is deemed to (i) share voting power and disposition power over 3,016,419 Shares with WP X B and (ii) share voting power and disposition power over 3,960,496 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X and WP X B). WPP X is deemed to (i) share voting power and disposition power over 96,501 Shares with WP X B and (ii) share voting and disposition power over 126,704 Shares with each of the Warburg Pincus Reporting Persons (other than WP X and WP X B). Each of the Warburg Pincus Reporting Persons (other than the Funds and WP X B) is deemed to (i) share voting power and disposition power over 3,112,920 Shares with WP X B and (ii) share voting power and disposition power over 4,087,200 Shares with the Funds.

(c) None.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following after the last paragraph thereof:

On June 2, 2016, each of WP X B and the Funds entered into the June 2016 Underwriting Agreement by and among the Company, WP X B, the Funds and the Underwriter. The description of the June 2016 Underwriting Agreement in this Amendment No. 16 is qualified in its entirety by reference to the June 2016 Underwriting Agreement, a copy of which is attached hereto as Exhibit 20.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding Exhibit 20 to the end thereof:

Exhibit 20	June 2016 Underwriting Agreement dated June 2, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2016

WP X BIOLOGICS LLC

By:	Warburg Pincus Private Equity X, L.P., its managing member
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus X, L.P.

By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus X GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus Partners, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus Partners GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus & Co.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

Charles R. Kaye

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-fact*

Joseph P. Landy

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-fact*

*	The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on a Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum, Inc. (f/k/a Laredo Petroleum Holdings, Inc.) and is hereby incorporated by reference.